Mail Stop 4561

October 9, 2009

Timothy Armstrong
Chairman and Chief Executive Officer
AOL Inc.
770 Broadway
New York, N.Y. 10003

> **Re:** **AOL Inc.**
> **Amendment No. 1 to Form 10**
> **Filed September 16, 2009**
> **File No. 001-34419**

Dear Mr. Armstrong:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2009.

General

1.   We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated August 26, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

2.   We received your application for confidential treatment of portions of several exhibits. Be advised that we will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Information Statement, Exhibit 99.1

The Spin-Off

Background, page 30

3.   You state that the board evaluated the alternatives to the spin-off based on the "input and advice of Time Warner and AOL management and Time Warner's advisers." To the extent that the board's decisions to effect a spin-off of AOL was based in material part on the analysis or recommendation of advisors, it appears that you should identify the outside advisors to Time Warner and the company and discuss the nature of the reports and recommendations by them.

Business, page 43

4.   Please describe the material terms of the Network Services Agreement with MCI Communications Services, Inc. and the Agreement for Delivery of Service with Level 3 Communications, LLC which you have filed as exhibits to this filing. Include a discussion of the parties' respective rights and obligations under the agreements, term of agreements, and any other material terms such as any material minimum purchase commitments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Patch Media Corporation, page 59

5.   You state on page 60 that an appraisal was conducted to determine the value of the Patch Media Corporation. Please disclose the valuation methodologies associated with this related party transaction, the assumptions made in assessing the value, and any material limitations on the conclusions. Provide us supplementally with a copy of the appraisal report.

Executive Compensation, page 87

6.   In response to comment 21, you state that the spin-off should be treated like an initial public offering of a new "spun-off" company for purposes of Item 402 disclosure and therefore compensation information relating to Randy Falco and Nisha Kumar need not be provided. Please note that even in the context of an initial public offering, executive compensation disclosure for the last completed fiscal year is required for all persons who served as the Chief Executive Officer and Chief Financial Officer during the last completed fiscal year. The Regulation S-K Compliance and Disclosure Interpretation Question 217.01 that you reference in your response letter does not appear to support a conclusion that you may omit this historical executive compensation information entirely for former officers.

Please revise the filing to include the applicable compensation information for Randy Falco and Nisha Kumar. We will not object if you include an explanation that this disclosure may not be accurate indicators of the company's current and anticipated policies and compensation decisions for the new CEO and CFO.

7.	We note your response to comment 24 but continue to believe that historical executive compensation disclosure for fiscal years 2007 and 2006 are material to investors and required under Item 402 of Regulation S-K. In this regard, it appears that three of your named executive officers are the same before and after the spin-off and these officers are functioning in substantially the same business roles. The information regarding their pay levels in prior periods is informative regarding what might be expected by them in future periods. Changes in duties such as working to effect the spinoff and preparing to operate as an independent entity as opposed to operating a segment of the parent are not the type of changes in the scope of supervision of underlying business activities that the C&DI 217.01 appears to reference.

Security Ownership of Certain Beneficial Owners and Management, page 125

8.	We note your response to comment 25 of our letter dated August 26, 2009 but continue to believe that the identity of beneficial owners should be provided. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as the Capital Research Global Investors, AXA Financial, Inc., and Dodge & Cox. In your response, describe your efforts to elicit this information from the shareholders.

Certain Relationships and Related Party Agreements

Transition Services Agreement, page 129

9.	We note your response to comment 26 that you will provide additional disclosure regarding the services in the Transition Services Agreement. Please ensure to include disclosure regarding the term of each of the services, how the internal cost amounts were determined, and how those prices compare to the cost of similar services from independent parties. To the extent either party is contractually obligated to pay for or supply material amounts of services in specified amounts, provide appropriate disclosure.

Other Agreements, page 130

10.   You disclose that you are currently a party to various agreements with Time
        Warner and its subsidiaries that cover a range of services, including the provision
        of computer/technology hosting and other technical support, advertising sales and
        advertising placement arrangements, licensing and content distribution
        arrangements, web and sponsored search services arrangements, and
        miscellaneous sublease arrangements. You also state that prior to the separation,
        you have had various agreements and arrangements with Time Warner, including
        arrangements whereby Time Warner provides cash management and treasury
        services to AOL. Please confirm that these agreements and arrangements do not
        exceed $120,000 and are not required to be disclosed pursuant to Item 404(a) of
        Regulation S-K.

Exhibits

11.   We note that the Form of Separation and Distribution Agreement and the Form of
        Transition Services Agreement between AOL and Time Warner that were filed as
        exhibits do not appear to contain the complete and final terms of those
        agreements. Please refile the agreements, including the complete Schedules to the
        agreements, once you have finalized the terms. Further, tell us whether you plan
        to file the Assignment and Assumption Agreement which is referenced in the
        Separation and Distribution Agreement.

12.   Please note that we will need adequate time to review the terms of the agreements
        and the related descriptions in the Information Statement once the final and
        complete exhibits are filed and if necessary, comment upon your disclosure
        regarding the agreements.

13.   Please tell us whether you plan to file any agreements with Tim Armstrong and
        Polar Capital Group, LLC regarding the transaction consideration to which Mr.
        Armstrong is entitled resulting from the company's acquisition of Patch Media
        Corporation on June 10, 2009. It appears that this is a related party agreement
        required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please
        advise.

14.   We note that you have omitted the schedules and exhibits to the Agreement and
        Plan of Merger with Bebo, Inc. dated March 12, 2008. Please file the schedules
        and exhibits or tell us why you have determined that these schedules and exhibits
        do not need to be filed pursuant to Item 601(b)(2) of Regulation S-K.

*   *   *   *

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile (212) 474-3700
        Eric L. Schiele
        Cravath Swaine & Moore LLP